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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-12669
                            Washington, D.C. 20549                  ---------
                                                                   Cusip Number
                                 FORM 12b-25                       320942 10 5

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [X]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 NOT APPLICABLE
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                       PART I - REGISTRANT INFORMATION

                           FIRST NATIONAL CORPORATION
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Full Name of Registrant

                                 NOT APPLICABLE
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Former Name if Applicable

                        950 John C. Calhoun Drive, S.E.
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Address of Principal Executive Office (STREET AND NUMBER)

                        Orangeburg, South Carolina 29115
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

J.W. Hunt and Company, LLP, the independent auditors for First National Corporation, has not completed its audit of the financial statements of the First National Bank Employees' Savings Plan (the "Plan") for the year ended December 31, 1997. The Plan's annual report on Form 11-K for the year ended December 31, 1997 (which will be filed as an amendment to the First National Corporation annual report on Form 10-K for the year ended December 31, 1997 pursuant to Rule 15d-21 under the Securities Exchange Act of 1934) was due on June 29, 1998. Reference hereby is made to the letter, dated June 29, 1998, from J.W. Hunt and Company, LLP to First National Corporation, a conformed copy of which is attached as an Exhibit to this report.

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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         W. Louis Griffith              (803)              531-0527
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                           FIRST NATIONAL CORPORATION
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date June 30, 1998                   By /s/ W. Louis Griffith
    -----------------------------      ----------------------------------------
                                            W. Louis Griffith
                                            Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
         201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202
         of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).
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                                                                         EXHIBIT
                                  June 29, 1998





First National Corporation
950 John C. Calhoun Drive, S.E.
Orangeburg, SC  29115

         Re:      Notification of Late Filing on Form 12b-25

Gentlemen:

         Pursuant to Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby certify that we are not able, without unreasonable effort and expense, to complete our audit of the financial statements of the First National Bank Employees' Savings Plan (the "Plan") for the year ended December 31, 1997 in accordance with the requirements of the annual report on Form 11-K under the Exchange Act ("Form 11-K"). The Plan became subject to the requirements of the Exchange Act during 1997 by virtue of filing a Registration Statement on Form S-8 under the Securities Act of 1933, as amended, on April 29, 1997. Until this year, our examination of the Plan's financial statements has been in accordance with the "limited scope exemption" contained in Section 103(a)(3)(C) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). It has recently come to our attention that the exemption contained in Section 103(a)(3)(C) of ERISA is unavailable for financial statements required under Form 11-K. Although we have completed an audit of the Statement of Net Assets Available for Benefits of the Plan as of December 31, 1997 and the Statement of Changes in Net Assets Available for Benefits for the year then ended, we will need additional time to complete our audit of the Statement of Net Assets Available for Benefits of the Plan as of December 31, 1996. We expect to complete our audit and to issue our report regarding the Plan's 1997 financial statements in time to allow First National Corporation to file a Form 11-K with respect to the Plan within the time period set forth in Rule 12b-25(b)(2)(ii).

                                   Sincerely,


                                   /s/ J.W. Hunt and Company, LLP


                                   J.W. HUNT AND COMPANY, LLP